FILE No. 823437



Nit 890.300.653-6

RECEIVED
2007 OCT 16 A 10:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cali, October 09, 2007

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Fusion
   The Extraordinary Stockholders meeting held today approved fusion commitment of Corficolombiana S.A. and corporation Proyectos de Energia S.A.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclosed copy and returning if our messenger.

Very Truly yours,




07027188

Amalia Correa Young
Vicepresident

PROCESSED
OCT 17 2007
THOMSON
FINANCIAL

DIRECCION
Calle 10 No. 4-47 Piso 23 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com



Nit 890.300.653-6

RIDER 1

Eventual Information

Corporaciòn Financiera Colombiana S.A. informs, in terms of article 1.1.2.18 of Decree 3139 of 2006 that the General Assembly of Ordinary Stockholders and of Preferential Stockholders without right to vote of Corporation Financiera Colombiana S.A today, in its extraordinary session approved following:

1. Fusion of Corporacion Financiera Colombiana S.A, and company Proyectos de Energia S.A, in fusion commitment terms entered by both entities, made public on September 5, 2007 through relevant information mechanisms.

2. It authorized Legal Representative to carry out all acts and obtain the necessary authorizations for perfection of fusion.

PEDRO NEL OSPINA SANTA MARIA
President

END